UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION

A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

Report of Independent Registered Public Accounting Firm

The Finance Committee of the Board of Directors
CSX Corporation Capital Builder Plan
CSX Corporation
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of CSX Corporation Capital Builder Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Jacksonville, Florida
June 8, 2004

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2003	2002
ASSETS
Investments, at fair value:
Investment in Master Trust (see Note 3)	$356,001	$281,136
Loans to members	9,435	8,635

	365,436	289,771
LIABILITIES
Accrued expenses	99	132

NET ASSETS AVAILABLE FOR BENEFITS	$365,337	$289,639

See Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
(Dollars in Thousands)

ADDITIONS
Net gain on Investment in Master Trust	$68,725
Interest from member loans	436
Employer contributions	6,883
Member contributions	24,924

100,968
DEDUCTIONS
Distributions to members	21,637
Transfer to other plan	3,089
Fees and expenses	544

25,270

NET INCREASE	75,698

Net Assets Available for Benefits at Beginning of Year	289,639

Net Assets Available for Benefits at End of Year	$365,337

See Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (CSX or Plan Sponsor) and affiliated companies (collectively, the Company). The Plan is an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code (the Code) of 1986, as amended with a cash or deferred arrangement described in Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to invest primarily in CSX common stock.

Contributions: A member, as defined in the Plan document, may contribute from 1% to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis. Certain eligible members may also contribute other compensatory awards to the Plan. Subject to certain limitations, members may reinvest distributions from another qualified plan or Individual Retirement Account. Members may change the percent of contribution and investment options daily.

The Company contributes the value of a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan (ESOP Allocation). In 2003, CSX common stock and cash held under the CSX Corporation rabbi trust were used to fund Company contributions to the Plan. Shares to fund the contributions may be purchased throughout the year and held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to members’ accounts. During 2003, the Rabbi Trust Fund was depleted and remaining contributions were funded through purchases of CSX common stock in the open market.

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements but cannot exceed 50% of the Basic Capital Savings contribution made by or on behalf of the member. Basic Capital Savings contributions are limited to 6% of each member’s eligible compensation as defined in the Plan document. All Company contributions are initially invested in CSX common stock, except for certain contributions that can be directed by the members of certain eligible groups as defined under the Plan. Members may immediately transfer these contributions made to the CSX Stock Fund to other investment options offered under the Plan.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

Diversification: Members may immediately diversify the nonmember-directed contributions made to the CSX Stock Fund to other investment options offered under the Plan.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings, and is charged for administrative expenses. Allocations are based on member earnings or account balances. The benefit to which a member is entitled is the benefit that can be provided from the member’s account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to not more than the lesser of $50 in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from an ESOP account or the Company match account even though those accounts are used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of Company stock held in a member’s account are reinvested in shares of Company stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to their account and reinvested in shares of Company stock.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account, or upon disability or retirement, elect to receive monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member with an account balance of $5 or less (excluding the Rollover Account) as of his or her date of termination or the last day of any plan year shall be paid in lump sum.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2003 were paid from Plan funds.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investments: The CSX Corporation Master Retirement Savings Plan Trust (Master Trust) holds all investments of the Plan, except for loans to members together with those of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies. Loans to members are valued at their outstanding balances, which approximate fair value.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain amounts in 2002 were reclassified to conform to the current year presentation.

NOTE 3 — INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the Master Trust’s trustee.

Investments in CSX Common Stock, which are stated at fair value, are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Synthetic guaranteed investment contracts (defined on page 10) are reported at fair value, which in the case of such contracts approximates contract value.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Summarized financial information of the Master Trust is presented below:

	December 31
	2003	2002
Assets:
Investments at fair value:
Cash and cash equivalents	$4,127	$4,543
Mutual Funds	392,514	284,643
CSX Corporation common stock	362,090	323,124
Collective trust fund	28,839	27,510
Guaranteed investment contracts	303,629	285,126
Synthetic guaranteed investment contract wrappers	(21,207)	(18,417)

	1,069,992	906,529
Liabilities:
Accrued expenses	178	—
Due to brokers	—	518

	178	518

Net assets	$1,069,814	$906,011

Percentage of Plan’s investments in the Master Trust’s net assets	33%	31%

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income for the Master Trust for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of investments determined by quoted market prices:
Mutual funds	$78,788
CSX Corporation common stock	79,402
Collective trust fund	1,083

159,273
Interest and dividend income	21,651

Investment income for the Master Trust	$180,924

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST, (Continued)

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2003 was 4.88% and 5.19%, respectively (5.42% and 5.26%, respectively, at December 31, 2002). The average crediting rate during 2003 was 4.77% (5.92% in 2002) for the AIG Life Contract and 5.19% (5.94% in 2002) for the JP Morgan Contract. A summary of the SICs at December 31, 2003 and 2002 is as follows:

	AIG Life	JP Morgan
	Contract	Contract	Total
December 31, 2003:
Fair value of investments	$153,259	$150,370	$303,629
Fair value of corresponding contract	(7,830)	(13,377)	(21,207)

Contract value	$145,429	$136,993	$282,422

December 31, 2002:
Fair value of investments	$146,179	$138,947	$285,126
Fair value of corresponding contract	(8,774)	(9,643)	(18,417)

Contract value	$137,405	$129,304	$266,709

NOTE 4 –RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2003, the Master Trust reimbursed CSX and its subsidiaries approximately $110 for these services.

During the year ended December 31, 2003, the Master Trust received cash dividends from investments in CSX common stock of $4,280. The Plan’s share of these dividends was $2,248.

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2003, the Master Trust earned interest of $60 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in the net gain on investment in Master Trust in the statement of changes in net assets available for benefits.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003
(Dollars in Thousands)

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan, as amended, complies with all applicable rules, and is being operated in compliance with the applicable requirements of the Code. Accordingly, the Plan Sponsor believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 6 – TRANSFER TO OTHER PLAN

On December 16, 2002, SL Service, Inc., a wholly owned subsidiary of CSX Corporation, entered into a transaction agreement to convey CSX Lines, LLC to a joint venture with Delian Holdings, LLC. The transaction closed in February 2003, at which time CSX Lines, LLC became known as Horizon Lines, LLC. The transaction agreement provided that SL Service, Inc. would arrange for CSX Corporation as plan sponsor to distribute affected members’ accounts pursuant to Section 401(k)(10) of the Internal Revenue Code of 1986, as amended, and to arrange for the 401(k) plan established by the buyer (the “Horizon Plan”) to accept direct and indirect rollovers of affected members’ account balances under the Plan. As a result the Plan transferred approximately $3,089 of assets to the Horizon Plan in 2003.

Supplemental Schedule

CSX CORPORATION CAPITAL BUILDER PLAN
EIN: 62-1051971 PLAN NUMBER: 004
SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(c)
Description of Investment
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Value
*	Members	Loans with interest rates of
4.0% to 9.5%, maturing
		through 2028	$9,434,774

     * Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN

By: /s/ CAROLYN T. SIZEMORE

Carolyn T. Sizemore
Vice President and Controller
CSX Corporation
(Plan Sponsor)

Date: June 28, 2004